PPMFunds

225 W. Wacker Drive, Suite 1200
Chicago, IL 60606
312-634-2500

February 28, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: PPM Funds
File No: 333-221579 (the “Assured”)

Dear Sir/Madam:

On behalf of the Assured, enclosed herewith for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 and 99-2, which collectively meet the requirements of sections (a)-(c) of Rule 17g-1, as outlined herein below:

(a)
A copy of the Investment Company Blanket Bond (“Fidelity Bond”) insuring the above-referenced Assured, in the amount of $750,000 for the period of February 15, 2023 through February 15, 2024, and issued by ICI Mutual Insurance Company, is attached as EXHIBIT 99-1;

(b)
A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees of the Board of the Assured who are not “interested persons” of the Trust, approving the form and amount of the Bond is attached as EXHIBIT 99-2;

(c)	Premiums for the Bond have been appropriately paid for the period of February 15, 2023 through February 15, 2024.

If there are any questions regarding this filing, please contact the undersigned, at (312) 730-9730.

Sincerely yours,

/s/ Emily Bennett

Emily Bennett
Vice President and Secretary

Enclosures